UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 27, 2022

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 23, 2022 Renalytix plc issued a press release announcing the company will report its third quarter fiscal 2022 financial results on Thursday, June 30, 2022, before market open.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 23, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: June 27, 2022